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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                              RED ROOF INNS, INC.
                           (NAME OF SUBJECT COMPANY)

                                   ACCOR S.A.
                             RRI ACQUISITION CORP.
                                   (BIDDERS)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                   757005103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                 PIERRE TODOROV
                                   ACCOR S.A.
                            TOUR MAINE MONTPARNASSE
                              33, AVENUE DU MAINE
                              PARIS 75015, FRANCE
                               (33-1) 45.38.86.00
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                  AND COMMUNICATIONS ON BEHALF OF THE BIDDER)

                            ------------------------

                                    COPY TO:
                            JEFFREY A. HORWITZ, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                         NEW YORK, NEW YORK 10036-8299
                                 (212) 969-3000

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     This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 (the
"Statement") relates to the offer by RRI Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and an indirect, wholly owned subsidiary of Accor S.A., a corporation organized and existing under the laws of France ("Parent"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Red Roof Inns, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $22.75 per Share, net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated July 16, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed with the Statement as Exhibits (a)(1) and (a)(2), respectively. All capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Statement.

ITEM 10.  ADDITIONAL INFORMATION.

     The response to Item 10 (b) and 10 (c) of the Statement is hereby amended and supplemented as follows:

     On July 30, 1999, early termination of the 15-day waiting period applicable to the Offer under the HSR Act was granted by the United States Federal Trade Commission. A copy of the press release, dated August 3, 1999, issued by Parent disclosing this information is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

     The response to Item 10 (f) of the Statement is hereby amended and supplemented as follows:

     In Section 14 -- "Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase, the third sentence of the second paragraph under the subsection "Antitrust" is hereby amended and restated as follows:

     "Parent intends to file the HSR Report on July 16, 1999, so as to allow the applicable HSR Act waiting period for the Offer to expire on or prior to 11:59 p.m., New York City time, on July 31, 1999."

     In Section 7 -- "Certain Information Concerning the Company" of the Offer to Purchase, the second sentence of the third paragraph under subsection "Certain Company Projections" is hereby amended and restated as follows:

     "THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PROJECTIONS."

     Section 9 -- "Financing of the Offer and the Merger" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          "The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $694 million. Purchaser will obtain such funds from Parent. Parent currently intends to provide all of such funds by borrowing amounts under Parent's existing credit facility arranged for Parent by BNP Capital Markets Limited, Chase Manhattan Bank, Societe Generale, Union Bank of Switzerland and subscribed to by an international syndication of banks (the "Facility").

          The Facility was entered into in December 1995 and matures in December 2000. It provides for an aggregate commitment of up to FF5 billion (approximately $780 million) and may be drawn down upon 3 days' prior notice at any time until the maturity of the Facility. Borrowings under the Facility may be used for general corporate purposes. Funds are available for drawdown under the Facility in any currency which is readily available and freely transferable. As of the date of this Offer to Purchase, no funds have been drawn down under the Facility and the entire amount of the aggregate commitment is available for drawdown.

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          The Facility is unsecured and borrowings under the Facility are repayable at the maturity of the Facility. Borrowings accrue interest at a rate that is based on LIBOR plus an applicable spread and interest is payable monthly. Under the Facility, Parent is subject to certain customary affirmative and negative covenants, including covenants that restrict, subject to certain exceptions, Parent's and its significant subsidiaries' ability to effect mergers and acquisitions and asset sales and to grant liens. In addition, Parent is subject to certain financial covenants requiring it to maintain minimum consolidated tangible net worth, a minimum ratio of consolidated debt to consolidated net worth, and a minimum ratio of consolidated interest expense to consolidated cashflow.

          The obligation of the lenders to advance funds under the Facility is subject to conditions that are customary in credit facilities of this type. These include: (i) that the representations and warranties of Parent with respect to the Facility are true and correct at the time of the drawdown;
     (ii) that there is no event of default at the time of the drawdown; and
     (iii) that the total amount to be drawn down, together with all outstanding obligations under the Facility, do not exceed the amount of the aggregate commitment. Parent anticipates that all conditions will be met in connection with the drawdown of funds by Parent in order to provide Purchaser with adequate funds to consummate the Offer and the Merger and to pay related fees and expenses.

          The Facility also contains customary events of default. These include:
     (i) the failure of Parent to repay any amounts when due under the Facility;
     (ii) the breach of Parent's financial covenants described above; (iii) indebtedness for borrowed money of Parent or its significant subsidiaries in excess of FF200 million (approximately $33 million) being accelerated because of a default with respect to such indebtedness; and (iv) the occurrence of a material adverse change in the financial situation or business of Parent or its significant subsidiaries which is material in the context of Parent's consolidated operations and which has a material adverse effect on Parent's ability to meet its obligations in respect of the Facility.

          The Offer is not subject to a financing contingency.

          Parent has no current plans or arrangements to repay borrowings under the Facility."

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     The response to Item 11 of the Statement is hereby amended and supplemented as follows:

     (a)(9) Press release issued on August 3, 1999

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ACCOR S.A.

                                          By: /s/ CHRISTIAN GARY

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                                            Name: Christian Gary
                                            Title: Director of Treasury and
                                              Finance

                                          RRI ACQUISITION CORP.

                                          By: /s/ ARMAND E. SEBBAN

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                                            Name: Armand E. Sebban
                                            Title: Executive Vice President for
                                              Finance and
                                            Chief Financial Officer

August 10, 1999

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                                 EXHIBIT INDEX

EXHIBIT
  NO.
-------
(a)(1)   Offer to Purchase dated July 16, 1999*
(a)(2)   Letter of Transmittal*
(a)(3)   Notice of Guaranteed Delivery*
(a)(4)   Letter to brokers, dealers, commercial banks, trust
         companies and nominees*
(a)(5)   Letter to clients for use by brokers, dealers, commercial
         banks, trust companies and nominees*
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9*
(a)(7)   Summary Advertisement as published in THE WALL STREET
         JOURNAL on July 16, 1999*
(a)(8)   Press release issued on July 12, 1999*
(a)(9)   Press release issued on August 3, 1999**
(b)      Not applicable
(c)(1)   Agreement and Plan of Merger, dated as of July 10, 1999,
         among Parent, Purchaser and the Company*
(c)(2)   Tender and Voting Agreement, dated as of July 10, 1999,
         among Parent, Purchaser and certain principal stockholders of the Company named therein*
(c)(3)   Confidentiality Agreement, dated as of June 14, 1999,
         between Parent and the Company*
(d)      Not applicable
(e)      Not applicable
(f)      Not applicable

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*  Previously filed

** Filed with this Amendment No. 1